

May 6, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Garth Wong
Chief Financial Officer
Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta, Canada T2P 3H6

> **Re: Oilsands Quest Inc.**
> **Form 10-K/A for Fiscal Year Ended April 30, 2008**
> **Filed March 18, 2009**
> **Schedule 14A**
> **Filed August 26, 2008**
> **Response Letter Dated April 30, 2009**
> **File No. 1-32994**

Dear Mr. Wong:

       We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

cc: J. Davis
       K. Stertzel
       M. Karney
       N. Gholson